Exhibit 99.2
Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100020, People’s Republic of China
2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 29, 2011
PROXY STATEMENT
General
We are soliciting the proxy on behalf of our board of directors (the “Board”) for use at the 2011 annual general meeting of shareholders of Ku6 Media Co., Ltd. (“Ku6” or the “Company”) to be held on July 29, 2011 at 10:00 a.m., Beijing time, and at any adjournment thereof (the “2011 AGM”). The 2011 AGM will be held at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.
This proxy statement is available to shareholders beginning on July 13, 2011 and the form of proxy is first being mailed to shareholders on or about July 13, 2011.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the 2011 AGM and voting in person. Attendance at the 2011 AGM in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Bruno Wu, our Chairman of the Board, if you hold our ordinary shares.
Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on July 11, 2011 are entitled to attend and vote at the 2011 AGM. Our ordinary shares underlying ADSs are included for purposes of this determination. As of July 11, 2011, 5,023,282,936 of our ordinary shares, par value US$0.00005 per share, were issued, of which approximately 2,375,598,600 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares of the Company entitled to vote at the 2011 AGM will constitute a quorum.
Voting and Solicitation
Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the 2011 AGM will be by a show of hands unless the chairman of the 2011 AGM or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot attend or vote at the 2011 AGM.
The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on the Company’s website at http://ir.ku6.com/irwebsite/index.php. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares
Holders of ordinary shares should vote by either attending the 2011 AGM in person or by mailing the Proxy Card to us as instructed therein. The Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China, as soon as possible to ensure receipt by us before July 29, 2011.
When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the 2011 AGM in accordance with the instructions of such holder. If no specific instructions are given by such holders, the shares will be voted “FOR” each proposal recommended by our Board and in the proxy holder’s discretion as to other matters that may properly come before the 2011 AGM. Abstentions by holders of ordinary shares are not included in the determination of the number of votes cast and are not counted as votes for or against a proposal.
Voting by Holders of American Depository Shares (“ADSs”)
Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs the Notice of the 2011 AGM and an ADR Voting Instruction Card. If the depository receives voting instructions to “abstain”, such ordinary shares of the Company represented by such ADSs shall not be included in the determination of the number of votes cast and shall not be counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

PROPOSALS NO. 1 THROUGH TO 8
ELECTION OF DIRECTORS
The Board has nominated eight directors for election at the 2011 AGM. Each director to be elected will hold office until the next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier removal, or earlier vacation of office.
Our current Articles of Association provides that our Board of Directors shall consist of not more than 10 persons (exclusive of alternate directors of the Company).
Shares represented by executed proxies will be voted for the election of each of the eight nominees named below. All of the nominees have been previously appointed by the Board. The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as our Board may propose.
The names of the nominees, their ages as of June 1, 2011 and the principal positions with the Company held by them are as follows.

Name	Age	Position
Tianqiao Chen(1)(2)	37	Director
Danian Chen(1)	32	Director
Grace Wu(1)(2)	40	Director
Haifa Zhu	38	Director and acting CEO
Haibin Qu	37	Director
Bruno Wu(2)(3)	44	Chairman of the Board of Directors; Director
Wenwen Niu(3)	46	Director
Tongyu Zhou(3)	42	Director

(1)	Member of the compensation and leadership development committee

(2)	Member of the corporate development and finance committee

(3)	Member of the audit committee
Directors Nominated for Election at the 2011 AGM
Tianqiao Chen. Mr. Chen has served on our board of directors since July 24, 2009 and was Chairman of the Board from July 24, 2009 to August 17, 2010. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen also serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange, and Shanda Games Limited. Mr. Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.
Danian Chen. Mr. Danian Chen has served on our board of directors since January 19, 2010. Mr. Danian Chen is one of the co-founders of Shanda Interactive. Mr. Danian Chen has served in various capacities at Shanda Interactive, mostly recently as the chief operating officer beginning in April 2008. Mr. Chen is also a member of the board of directors of Shanda Interactive, a position which he has held since its inception in 1999, and a member of the board of directors of Shanda Games Limited. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.
Grace Wu. Ms. Wu has served on our board of directors since July 24, 2009. Ms. Wu has served as Shanda’s senior vice president since April 2008, chief financial officer since November 2007 and a director since December 2007. Ms. Wu previously served as Shanda’s vice president from November 2007 to March 2008 and vice president of strategic investments from October 2007 to November 2007. Prior to joining Shanda, Ms. Wu spent five years with AU Optronics Corp., where she was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.

Haifa Zhu. Mr. Zhu has served on our board of directors since July 24, 2009. Mr. Zhu was appointed our Acting Chief Executive Officer on March 14, 2011. Mr. Zhu has served as chief investment officer and senior vice president of Shanda since April 2008. Mr. Zhu previously served as Shanda’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for Shanghai Academy of Science from 1996 to 2001. Mr. Zhu holds a master’s degree in business administration and a bachelor’s degree from Fudan University.
Haibin Qu. Mr. Qu has served on our board of directors since July 24, 2009. Mr. Qu has served as Shanda’s senior executive vice president since August 2005. Mr. Qu previously served as Shanda’s senior vice president from July 2003 to August 2005, vice president from September 2002 to June 2003 and director of business development from February 2000 to August 2002. Prior to joining Shanda, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.
Bruno Wu. Mr. Wu has served as an independent director on our board of directors since September 1, 2009 and has been Chairman of the Board since August 17, 2010. Mr. Wu also has served as a director of Shanda Interactive Entertainment Limited from October 2006 to August 2009. Mr. Wu is the Co-Founder and Chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups. Mr. Wu served as Co-Chairman of SINA Corporation from 2001 to 2002 and as the Chief Operating Officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received his Diploma of Studies in French civilization from the University of Savoie, France, in 1987. He graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in December 1990. He received his Master of Arts in International Affairs degree from Washington University, Missouri in 1993 and a Ph.D. in the International Politics Department of College of Law, Fudan University, Shanghai, China, in 2001.
Wenwen Niu. Mr. Niu has served as an independent director on our board of directors since July 31, 2009. Mr. Niu is the publisher and creator of “The Founder” magazine and a professional industry commentator. Mr. Niu joined Economic Daily Group in 1991 and was awarded “China News Prize” three times in two consecutive years. In 1999, Mr. Niu was the editor-in-chief of China Entrepreneur Magazine and he was also a member of the jury of “Top 10 Economic Leaders” of CCTV. In addition, Mr. Niu earned his Master degree in economics and graduated from Cheung Kong Graduate School of Business (CKGSB) EMBA program.
Tongyu Zhou. Ms. Zhou has served as an independent director on our board of directors since September 1, 2009. Ms. Zhou is the founder and Chairman of Shanghai Weida Hi-Tech Group Co., Ltd. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou received a Ph.D. in economics from Fudan University in 2008 and an MBA from China Europe International Business School in 2002.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE

PROPOSAL NO. 9
APPROVAL, CONFIRMATION AND RATIFICATION OF THE APPOINTMENT OF PWC AS THE
INDEPENDENT AUDITOR OF THE COMPANY AND THE AUTHORISATION OF THE BOARD OF
DIRECTORS OF THE COMPANY TO FIX THE AUDITOR’S REMUNERATION
Our audit committee recommends, and our board of directors concurs, that the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PWC”) as our independent auditor to hold office until the close of the next annual general meeting of shareholders and the authorisation of the Board of Directors of the Company to fix the auditor’s remuneration be approved, confirmed and ratified.
In the event our shareholders fail to vote in favour of the appointment, PWC, as the continuing independent auditor of the Company, will nevertheless remain the independent auditor of the Company until another independent auditor is duly appointed by our shareholders or until they resign from such position.
Shares represented by executed proxies will be voted for approving, confirming and ratifying the appointment of PWC as independent auditor of the Company to hold office until the close of the next annual general meeting of shareholders and the authorisation of the Board of Directors of the Company to fix the auditor’s remuneration.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
APPROVING, CONFIRMING AND RATIFYING THE APPOINTMENT OF PWC AS THE
INDEPENDENT AUDITOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE
NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE AUTHORISATION OF THE
BOARD OF DIRECTORS OF THE COMPANY TO FIX THE AUDITOR’S REMUNERATION

SHAREHOLDER COMMUNICATIONS WITH
THE BOARD OF DIRECTORS
The following procedures have been established by our Board in order to facilitate communications between our shareholders and our Board:
1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Board or to any individual director by mail to Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China, Attention: Chief Financial Officer.
2)	Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our Board has identified as correspondence which may be retained in our files and not sent to directors.
Our Board has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to our directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to our directors.
3)	The log of shareholder correspondence will be available to members of our Board for inspection. At least once each year, the Chief Financial Officer will provide to our Board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our Board.
ACCESS TO CORPORATE GOVERNANCE POLICIES
We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at http://ir.ku6.com/irwebsite/index.php. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.
Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China.
OTHER MATTERS
We know of no other matters to be submitted to the 2011 AGM. If any other matters properly come before the 2011 AGM, it is the intention of the persons named in the form of proxy to vote the shares they represent as the Board may recommend.

By Order of the Board of Directors

Bruno Wu
Chairman of the Board of Directors
Dated: July 13, 2011